

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2011

Via E-mail
S. Scott Crump
Chief Executive Officer
Stratasys, Inc.
7665 Commerce Way
Eden Prairie, Minnesota 55344

> **Re: Stratasys, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 9, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 9, 2011**
> **File No. 001-13400**

Dear Mr. Crump:

We have reviewed your letter dated June 30, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 23, 2011.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Intangible Assets, page 24

1. Tell us your consideration of disclosing the significant estimates and assumptions that management makes in testing goodwill and intangible assets for impairment. We refer you to Section V of SEC Release No. 33-8350.

Item 1. Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 3

2. We note your response to prior comment 1 and the revised caption "Proceeds from the sale and maturity of investments." Please revise your disclosures in future filings to further clarify the nature of any proceeds from held-to maturity investments. In this regard, the caption in your consolidated statements of cash flows should more clearly indicate that proceeds from held-to-maturity investments are a result of maturity rather than from the sale of investments.

Notes to the Consolidated Financial Statements

Note 2. Recently Issued Accounting Pronouncements, page 4

3. Your response to prior comment 3 indicates that the particular disclosure was meant to explain that if after attempting to apply the selling price hierarchy, you are still unable to determine a reasonable selling price for all of the deliverables in the arrangement, that the transaction would in fact not be considered a "multiple-deliverable" arrangement and would be recognized as revenue only when the entire arrangement has been delivered. Tell us whether the delivered item or items in your multiple-element arrangements have value to the customer on a standalone basis as described in ASC 605-25-25-5. If the delivered item or items are considered separate units of accounting then you should allocate the arrangement consideration at the inception of the arrangement to all deliverables using the relative selling price method in accordance with ASC 605-25-30-2. That is, you are required to use an estimated selling price if neither vendor specific objective evidence nor third-party evidence is available. Please revise or explain why revision is not necessary.

Note 3. Business Combinations, page 5

4. Explain how you determined the estimated useful lives of the developed technology, customer base and trademarks acquired in the Solidscape acquisition. In this regard, tell us how you determined the period over which the intangible assets are expected to contribute directly or indirectly to future cash flows including any adjustment as appropriate for entity-specific factors. As part of your response, please address all pertinent factors considered including your assumptions of obsolescence, demand, competition and other economic factors. We refer you to ASC 350-30-35.

S. Scott Crump
Stratasys, Inc.
September 9, 2011
Page 3

       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please contact me with any other questions at (202) 551-3730.

       Sincerely,

       /s/ Craig Wilson

       Craig Wilson
       Senior Assistant Chief Accountant